January 23, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-0510

Attention:	Mr. Jeffrey Riedler

	Re:	Aphton Corporation
Registration Statement on Form S-1, filed December 23, 2005
File No. 333-130693

Dear Mr. Riedler:

I am writing in response to a comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 4, 2006 (the “Comment Letter”). This letter sets forth the responses of Aphton Corporation (the “Company”) to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment of the Staff exactly as stated in the Comment Letter and have set forth below each comment the Company’s response thereto.

Registration Statement on Form S-1, filed December 23, 2005

1.	For each selling stockholder, please disclose all persons who have voting or investment control over the company’s securities that the selling stockholder entity owns. See our telephone interpretation 4S. Item 507 in the 1999 supplement to our telephone interpretations manual.

Response:

We acknowledge the Staff’s comment. We have revised the disclosure on Pages 63-64 accordingly.

2.	Please revise your prospectus to identify the selling stockholders who are registered broker-dealers as underwriters with respect to the securities being offered.

United States Securities and Exchange Commission

Division of Corporate Finance

January 23, 2006

Response:

None of the three selling stockholders are registered broker-dealers. Although each selling stockholders is affiliated with a registered broker-dealer. We have revised the disclosure on Page 66 to reflect this disclosure.

3.	We note your statement on page 63 that the “Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.” Such persons are underwriters in connection with such sales. Please revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comments. Per our conversations with the Staff, we have revised the disclosure on Page 66 to reflect that “the broker-dealers or agents that are the shares are deemed to be underwriters within the meaning of the Securities Act in connection with such sales.” The disclosure now reflects that the Selling Stockholders which are only affiliates of broker-dealers may be deemed to be underwriters.

As requested, this confirms on behalf of the Company that:

•	the Company understands that it is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	the Company understands that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to this filing; and

•	the Company understands that it may not assert staff comments as a defense in any of the preceding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporate Finance

January 23, 2006

We hope that we have adequately addressed the Staff’s comments and questions. If you have any questions with respect to the foregoing, please contact me at 305-982-5592.

Very truly yours,

/s/ Kara L. MacCullough